Filed Pursuant to Rule 433
Reg No 333-121067

Foreign Exchange Structuring

Enhanced Accruing Currency Linked Note
(“EUR/USD Enhanced Accruing Currency Note”)	Preliminary Terms and Conditions
Non Principal-Protected	April 21, 2006
Contact: +1 (212) 526 5641

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 18, 2005, the prospectus supplement dated May 18, 2005, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term.  Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note effectively converts EUR into USD on a date (the Valuation Date) which is [1 year] from the Trade Date at a USD per EUR exchange rate that is set on the Trade Date plus [0.0800] (the Conversion Rate).  On the Maturity Date, the investor will receive a portion of its EUR principal amount of notes converted into USD at the Conversion Rate, in proportion to the number of consecutive Valuation Business Days, from and including the Trade Date, that the Reference Exchange Rate remains strictly above the Lower Boundary Level (the USD per EUR exchange rate set on the Trade Date minus [0.0600]) divided by the total number of Valuation Business Days from and including the Trade Date to and including the Valuation Date.  The investor will receive the remaining portion of its EUR principal amount of notes on the Maturity Date in EUR.  The proportion of EUR principal paid in USD at the Conversion Rate will increase as the number of consecutive Valuation Business Days the Reference Exchange Rate is strictly above the Lower Boundary Level increases on or after the Trade Date; once the Reference Exchange Rate has traded at or below the Lower Boundary Level, the proportion of EUR principal amount converted into USD on the Maturity Date will be set and will not increase or decrease for the remaining term of the notes after that date.

Because the portion of principal paid in EUR on the Maturity Date represents a return of EUR principal, with no additional return, the investor’s return on the notes in EUR terms will depend on (1) the proportion of EUR principal paid in USD (based on the number of consecutive Valuation Business Days the Reference Exchange Rate is strictly above the Lower Boundary Level on or after the Trade Date) and (2) the level of the Conversion Rate relative to the level of the Reference Exchange Rate in effect on the Maturity Date.  In general, for any portion of the principal amount paid in USD, the investor’s return on the notes will be greater the more the Conversion Rate exceeds the Reference Exchange Rate in effect on the Maturity Date (because the amount of EUR the investor would receive if it converted that USD payment back into EUR at the lower Reference Exchange Rate in effect on the Maturity Date would exceed the amount of EUR principal amount that is converted in USD at the Conversion Rate).  Conversely, as the difference between the Conversion Rate and the lower Reference Exchange Rate on the Maturity Date decreases, the investor’s return will likewise decrease.  Moreover, if the Reference Exchange Rate in effect on the Maturity Date is higher than the Conversion Rate (i.e., the USD has depreciated relative to the Conversion Rate), then the portion of the EUR principal amount of the notes paid in USD on the Maturity Date will represent a loss of principal in EUR, as the amount of EUR the investor would receive if it converted that USD payment back into EUR at the higher Reference Exchange Rate in effect on the Maturity Date will be less than the EUR principal amount that is converted into USD at the Conversion Rate.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, A+)

Issue Size	EUR [TBD]

Issue Price	100%

Principal Protection	100%

Trade Date	[TBD]

Issue Date	Trade Date + 4 Business Days

Valuation Date	Trade Date + [1 Year], or, if such date is not a Valuation Business Day, the next preceding Valuation

Business Day

Maturity Date	Issue Date + [1 Year], subject to adjustment in accordance with the Business Day Convention

Reference Currency	Euro (EUR)

Reference Exchange Rate	The spot exchange rate for the Reference Currency quoted against the U.S. dollar expressed as number of USD per one EUR.

Initial Fixing	The Reference Exchange Rate on the Trade Date, observed in accordance with the Settlement Rate Option

Daily Fixing	The Reference Exchange Rate on each Valuation Business Day from and including the Trade Date to and including the Valuation Date, observed in accordance with the Settlement Rate Option

Conversion Rate	Initial Fixing + [0.0800]

Lower Boundary Level	Initial Fixing - [0.0600]

Redemption Amount

A single U.S. Dollar payment on the Maturity Date equal to the EUR principal amount of the notes multiplied by:

and

A single EUR payment on the Maturity Date equal to the EUR principal amount of the notes multiplied by:

where:

n = number of consecutive Valuation Business Days from and including the Trade Date to and including the earlier of (a) the Valuation Date or (b) the Valuation Business Day immediately preceding the Valuation Business Day on which the Daily Fixing is less than the Lower Boundary Level.

N = total number of Valuation Business Days from and including the Trade Date to and including the Valuation Date.

Notwithstanding the above, Lehman Brothers Holdings Inc. will arrange to convert all payments in respect of the notes into U.S. dollars, unless a holder of the notes has elected to receive Euro payments under the notes in Euro by delivering a written notice to the trustee for the notes in the manner set forth in “Non-U.S. Dollar Payments Under the Notes” below.

Settlement Rate Option

The EUR/USD official fixing rate, expressed as the amount of U.S. Dollars per one Euro, for settlement in two Business Days reported by the Federal Reserve Bank of New York which appears on Reuters Screen 1FED to the right of the caption “EUR” at approximately 10.00 a.m. New York time, on the Trade Date (in the case of the Initial Fixing) or the relevant Valuation Business Day (in the case of each Daily Fixing).

Valuation Business Day

Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close (including for dealings in foreign exchange in accordance with the practice of the foreign exchange market) in New York.

Business Day	New York

Business Day Convention	Following

Disruption Event

Upon the occurrence of a Disruption Event with respect to the Reference Currency on any day during the term of the notes, the Calculation Agent shall determine the Redemption Amount payable on the Maturity Date in good faith and in a commercially reasonable manner.

A “Disruption Event” means any of the following events (other than a Price Source Unavailability Event), as determined in good faith by the Calculation Agent:

(A)      the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the conversion of EUR into USD through customary legal channels;

(B)        the occurrence of any event causing the Reference Exchange Rate to be split into dual or multiple currency exchange rates; or

(C)        the occurrence and/or existence of any event (other than those set forth in (A) or (B) above or those constituting a Price Source Unavailability Event) with respect to the Reference Currency that prevents or makes impossible (x) the Calculation Agent’s ability to calculate the Additional Amount, (y) the Issuer’s fulfilment of its obligations under the notes, or (z) the ability of the Issuer or any of its affiliates through which it hedges its position under the notes to hedge such position or to unwind all or a material portion of such hedge.

Price Source Unavailability Event

Upon the occurrence of a Price Source Unavailability Event on any Valuation Business Day from and including the Trade Date to and including the earlier of (a) the Valuation Date or (b) the Valuation Business Day immediately preceding the Valuation Business Day on which the Daily Fixing is less than the Lower Boundary Level, and for so long as such Price Source Unavailability Event is continuing, the Daily Fixing will be determined in accordance with the Fallback Rate Observation Methodology.

A “Price Source Unavailability Event” means, as determined in good faith by the Calculation Agent, the Reference Exchange Rate being unavailable, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Reference Exchange Rate, on a Valuation Business Day.

Fallback Rate Observation Methodology

The Daily Fixing for a given Valuation Business Day will be calculated daily on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the Valuation Business Day next succeeding that day for the purchase or sale for deposits in the Reference Currency by the New York offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”).  If fewer than three Reference Banks provide spot quotations, then the Reference Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date from two Reference Banks (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the Reference Currency.  If these spot quotations are available from only one Reference Bank, then the Calculation Agent, in its sole discretion, will determine which quotation is available and reasonable to be used.  If no spot quotation is available, then the Reference Exchange Rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

Calculation Agent	Lehman Brothers Inc.

Underwriter	Lehman Brothers Inc.

Settlement System	DTC

Listing	Not Applicable

Identifier	CUSIP:	[TBD]

	ISIN:	[TBD]

Denominations	USD 10,000 and whole multiples of USD 10,000

Issue Type	US MTN

Non-U.S. Dollar Payments Under the Notes

Lehman Brothers Holdings Inc. will arrange to convert all payments in respect of the notes into U.S. dollars in the manner described in the prospectus supplement dated May 18, 2005 under the caption “Description of the Notes-Payments of Principal and Interest”.  However, a holder of the notes may elect to receive Euro payments under the notes in Euro by delivering a written notice to the trustee for the notes not later than ten calendar days prior to the payment date and specifying the account to which such Euro amounts shall be paid.  The election will remain in effect until revoked by a written notice to the trustee that is received not later than ten calendar days prior to the payment date. If an event of default has occurred or we have exercised any discharge or defeasance options, no such change of election may be made. See “Risk Factors” and “Description of the Notes-Payments of Principal and Interest” in the prospectus supplement dated May 18, 2005.

Risk Factors

There are significant risks associated with the note described above including, but not limited to, foreign exchange risk, interest rate risk, price risk, liquidity risk, redemption risk and credit risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in this note.

The Notes Are Subject to Foreign Exchange Rate Risk

The return on the notes is entirely dependent on the performance of the Reference Exchange Rate.  Because that portion of principal paid in EUR on the Maturity Date represents a return of EUR principal, with no additional return, the investor’s return on the notes in EUR terms will depend on the proportion of EUR principal paid in USD (which in turn depends on the number of consecutive Valuation Business Days from and including the Trade Date that the Reference Exchange Rate is above the Lower Range Boundary), as well as the relationship between the Conversion Rate and the Reference Exchange Rate in effect on the Maturity Date.  Once the Reference Exchange Rate has traded at or below the Lower Boundary Level, the proportion of EUR principal amount converted into USD on the Maturity Date will be set and will not increase or decrease for the remaining term of the notes after that date.

In general, for any portion of the principal amount paid in USD, the investor’s return on the notes in EUR terms will decrease as the difference between the Conversion Rate and the lower Reference Exchange Rate on the Maturity Date decreases, because the amount by which the Conversion Rate exceeds the Reference Exchange Rate in effect on the Maturity Date will determine the amount by which the amount of EUR the investor would receive if it converted that USD payment back into EUR at the lower Reference Exchange Rate in effect on the Maturity Date will exceed the EUR principal amount that is converted into USD at the Conversion Rate.  Moreover, if the Reference Exchange Rate in effect on the Maturity Date is higher than the Conversion Rate (i.e., the USD has depreciated relative to the Conversion Rate), then the portion of the EUR principal amount of the notes paid in USD on the Maturity Date will represent a loss of principal in EUR, as the amount of EUR the investor would receive if it converted that USD payment back into EUR at the higher Reference Exchange Rate in effect on the Maturity Date will be less than the EUR principal amount that is converted into USD at the Conversion Rate.  In addition, selling the notes during a period in which the market’s perception of the probability of the Reference Exchange Rate on the Maturity Date exceeding the Conversion Rate is high may result in a U.S. dollar price less than 100% of the applicable principal amount of notes sold.  Selling this or any fixed income security prior to maturity may result in a U.S. dollar price less than 100%, and therefore a potential loss of principal.

The value of the Reference Currency relative to the U.S. dollar has in the past been, and may continue to be, volatile and may vary based on a number of interrelated factors, including economic, financial and political events that we cannot control.  The value of the Reference Currency, which depends in part on the supply and demand for the Reference Currency, may be affected by political, economic, legal, accounting and tax matters specific to the countries in which the Reference Currency is circulated as legal tender.  An investment in the notes may not be suitable for an investor unfamiliar with the exchange rate of the Reference Currency or the factors that affect movements in such exchange rate.  Neither the offering of the notes nor any views which may from time to time be expressed by the issuer, Lehman Brothers Inc., or their affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the notes.  The trading value of the notes will be affected by factors that interrelate in complex ways.  The effect of one factor may offset the increase in trading value of the notes caused by another factor, and the effect of one factor may exacerbate the decrease in the trading value of the notes caused by another factor.

There Are Potential Conflicts of Interest between the Calculation Agent and Holders of the Notes

Lehman Brothers Inc., an affiliate of Lehman Brothers Holdings Inc., serves as Calculation Agent for the notes, and in such capacity will have discretion in making various determinations and calculations that affect the notes and the return on the notes.  In particular, the Calculation Agent in its discretion will determine whether a Disruption Event has occurred and, upon the occurrence of a Disruption Event, will determine the Additional Amount payable on the notes on the Maturity Date following the date on which the Disruption Event occurred.  The exercise of this discretion may present the Calculation Agent with a conflict of interest to the extent that the determinations made by the Calculation Agent in respect of the notes affect the payments due from Lehman Brothers Holdings Inc. under the notes, due to or from Lehman Brothers Holdings Inc. or any of its affiliates under the related hedge transaction or the value of the investments held by Lehman Brothers Holdings Inc.’s or any of its affiliates’ proprietary or managed accounts.

Trading and Other Transactions by Lehman Brothers in the Reference Currency May Impair the Value of the Notes

Lehman Brothers Holdings Inc. expects to hedge its obligations under the notes through one or more of its affiliates. This hedging activity will likely involve trading in the Reference Currency or in other instruments, such as options, swaps or futures, based on the Reference Currency.  The cost of maintaining or adjusting this hedging activity could adversely affect the price at which your notes will trade in the secondary market.  Moreover, this hedging activity may result in Lehman Brothers Holdings Inc. or its affiliates receiving a profit, even if the market value of the notes declines.  Lehman Brothers Holdings Inc. and its affiliates also have issued or underwritten on behalf of other issuers, and in the future may issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the Reference Currency.  By introducing competing products into the marketplace in this manner, Lehman Brothers Holdings Inc. or its affiliates could adversely affect the value of the notes.

Even Though Currency Trades Around-the-Clock, the Notes Will Not

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the notes will not conform to the hours during which the Reference Currency and the U.S. dollar are traded.  Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the market price of the notes. The possibility of these movements should be taken into account in relating the value of the notes to those in the underlying foreign exchange markets.

The Market for the Notes is Illiquid

The notes will not be listed on any securities exchange, and there can be no assurance that there will be a secondary market for the notes.  Lehman Brothers Inc. intends to make a market in the notes but is not obligated to do so and may discontinue market making at any time without notice.  No assurance can be given as to the liquidity of the trading market for the notes.  Investors in the notes must be prepared to hold the notes until the Maturity Date.

Certain United States Federal Income Tax Consequences

Tax Treatment:  Lehman Brothers Holdings Inc. intends to treat the notes as cash-settled financial contracts subject to the foreign currency rules of section 988 of the Internal Revenue Code of 1986, as amended (the “Code”) and the mark-to-market rules of section 1256 of the Code.  Unless an investor makes a valid election before the close of the day on which it purchases a note, gain or loss will be ordinary.  If an investor makes such an election, any gain or loss would be treated as long-term and short-term capital gain or loss under section 1256 of the Code.  Alternative characterizations are possible, including characterization as a contingent payment debt obligation, which could affect amount, character and timing of income.  The notes are subject to complex tax rules and investors should consult their own tax advisors regarding the tax treatment of the notes.

Historical Exchange Rate

The following chart shows the weekly spot exchange rates for EUR/USD, expressed as the amount of USD per one EUR, in the period from April 6, 2003 to April 16, 2006, using historical data obtained from Reuters.   The historical data on EUR/USD spot exchange rate is not necessarily indicative of the future performance of the EUR/USD spot exchange rate or what the value of the notes may be.  Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable on the Maturity Date.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Example

The following table shows Redemption Amount payment examples and hypothetical EUR returns on the notes based on (a) different proportions of EUR principal paid in USD on the Maturity Date at the Conversion Rate, as determined by the relationship between a hypothetical number of consecutive Valuation Business Days on or after the Trade Date the Reference Exchange Rate remained above the Lower Range Boundary (represented as “n”) and a total number of Valuation Business Days from and including the Trade Date to and including the Valuation Date (represented as “N”); and (b) hypothetical values for the Reference Exchange Rate in effect on the Maturity Date (the “Maturity Rate”).  For the purposes of these examples, hypothetical values have been assumed for the Initial Fixing (1.2400), the Conversion Rate (1.3200, equal to the Initial Fixing + [0.0800]), and the Lower Boundary (1.1800, equal to the Initial Fixing – [0.0600]).  These values, as well as the Maturity Rate values, have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for the USD per EUR exchange rate and should not be taken as indicative of the future performance of the USD per EUR exchange rate.

Scenario	n	N	Redemption Amount paid in EUR per EUR 1 principal amount (1-(n/N))	Redemption Amount paid in USD per EUR 1 principal amount ((n/N) * Conversion Rate)	Maturity Rate	Return on EUR principal amount assuming that any USD Redemption Amount is converted to EUR on Maturity Date at the Maturity Rate

1	90	260	0.6538	0.4569	1.0800	7.69%
2	90	260	0.6538	0.4569	1.3200	-0.01%
3	90	260	0.6538	0.4569	1.4000	-1.98%
4	130	260	0.5000	0.6600	1.0800	11.11%
5	130	260	0.5000	0.6600	1.3200	0.00%
6	130	260	0.5000	0.6600	1.4000	-2.86%
7	260	260	0.0000	1.3200	1.0800	22.22%
8	260	260	0.0000	1.3200	1.3200	0.00%
9	260	260	0.0000	1.3200	1.4000	-5.71%

In scenarios 1-3, on a note having EUR 10,000 principal amount, an investor would receive a Redemption Amount of approximately EUR 6,538 and USD 4,569 (EUR 3,462 * Conversion Rate).

•                  In Scenario 1, the Maturity Rate is less than the Conversion Rate.  If the investor were to convert the approximately USD 4,569 portion of the Redemption Amount back into EUR at the Maturity Rate, the investor would receive approximately EUR 4,231, for an aggregate Redemption Amount to the investor of approximately EUR 10,769, an effective return of EUR 769, or 7.69%.

•                  In Scenario 2, the Maturity Rate is equal to the Conversion Rate.  If the investor were to convert the approximately USD 4,569 portion of the Redemption Amount back into EUR at the Maturity Rate, the investor would receive EUR 5,000, for an aggregate Redemption Amount to the investor of EUR 10,000, a return of 0%.

•                  In Scenario 3, the Maturity Rate is greater than the Conversion Rate.  If the investor were to convert approximately USD 4,569 portion of the Redemption Amount back into EUR at the Maturity Rate, the investor would receive approximately EUR 3,264, for an aggregate Redemption Amount to the investor of approximately EUR 9,802, an effective loss of EUR 198 in principal, or a return of -1.98%.

In scenarios 4-6, on a note having EUR 10,000 principal amount, an investor would receive a Redemption Amount equal to EUR 5,000 and USD 6,600 (EUR 5,000 * Conversion Rate).

•                  In Scenario 4, the Maturity Rate is less than the Conversion Rate.  If the investor were to convert the USD 6,600 portion of the Redemption Amount back into EUR at the Maturity Rate, the investor would receive approximately EUR 6111, for an aggregate Redemption Amount to the investor of approximately EUR 11,111, an effective return of EUR 1111, or 11.11%.

•                  In Scenario 5, the Maturity Rate is equal to the Conversion Rate.  If the investor were to convert the USD 6,600 portion of the Redemption Amount back into EUR at the Maturity Rate, the investor would receive EUR 5,000, for an aggregate Redemption Amount to the investor of EUR 10,000, a return of 0%.

•                  In Scenario 6, the Maturity Rate is greater than the Conversion Rate.  If the investor were to convert the USD 6,600 portion of the Redemption Amount back into EUR at the Maturity Rate, the investor would receive approximately EUR 4714, for an aggregate Redemption Amount to the investor of approximately EUR 9714, an effective loss of EUR 286 in principal, or a return of -2.86%.

In scenarios 7-9, on a note having EUR 10,000 principal amount, an investor would receive a Redemption Amount of USD 13,200, paid entirely in USD.

•                  In Scenario 7, the Maturity Rate is less than the Conversion Rate.  If the investor were to convert the USD 13,200 Redemption Amount back into EUR at the Maturity Rate, the investor would receive approximately EUR 12,222, an effective return of approximately EUR 2222, or 22.22%.

•                  In Scenario 8, the Maturity Rate is equal to the Conversion Rate.  If the investor were to convert the USD 13,200 portion of the Redemption Amount back into EUR at the Maturity Rate, the investor would receive EUR 10,000, equal to the original EUR 10,000 principal amount, a return of 0%.

•                  In Scenario 9, the Maturity Rate is greater than the Conversion Rate.  If the investor were to convert the USD 13,200 portion of the Redemption Amount back into EUR at the Maturity Rate, the investor would receive approximately EUR 9429, an effective loss of EUR 571 in principal, or a return of -5.71%.